April 7, 2006

Mr. Donald Walker

Mr. Edwin Adames

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

Facsimile No.: 1-202-772-9208

Re:	ORIX Corporation
Form 20-F for the fiscal year ended March 31, 2005 (filed July 15, 2005)
(File No. 001-14856)

Dear Messrs. Walker and Adames:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 24, 2006 relating the annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) of ORIX Corporation (the “Company”).

In connection with responding to the Staff’s comments, we can advise you that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or any changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 42

1.	We refer to Note 1(1), “Significant Accounting and Reporting Policies, Derivative Financial Instruments” on page F-12 and to Note 26, “Derivative Financial Instruments and Hedging” on page 42 which discuss your accounting for cash flow hedges, fair value hedges and hedges of net investment in foreign currency hedges. In light of the significant use of derivative financial instruments by the Company to hedge interest rate risk and foreign currency risk, please revise this section in future filings to describe how the Company will assess and measure hedge ineffectiveness, including a discussion of the specific methodology used to test hedge ineffectiveness for each type of SFAS 133 hedge, as well as how often these tests are performed.

Response 1:

The Company utilizes derivative instruments to hedge interest rate and foreign currency risks. We believe that our usage of derivative instruments for such purposes is not particularly significant, and accordingly, the disclosures were limited and did not include a description of how the Company assessed and measured hedge ineffectiveness. Yen amounts of deferred unrealized gains and losses derived from hedge transactions for those purposes amounted to ¥1,323 million as of March 31, 2005 and are summarized in Note 18, Accumulated Other Comprehensive Income (Loss), on page F-52 of the 2005 Form 20-F.

However, we appreciate that derivative instruments often receive high levels of attention in the investing and financial press, and we therefore expect to expand this section in future filings to address how the Company assesses and measures ineffectiveness and the frequency of such testing for each type of SFAS 133 hedge.

Comment 2:

Provision for doubtful receivables and probable loan losses, page 63

2.	Please tell us and in future filings explain the reasons for the 72% increase in charge-offs in 2005 related to the SFAS 114 impaired loans as compared to 2004. Disclose in future filings whether these charge-offs were made in accordance with Japanese tax laws and what would have been the increase in the charge-offs if they had been made in accordance with US practices. Refer in your response to the third paragraph on page 43 of your critical accounting policy “Allowance for doubtful receivables on direct financing leases and probable loans” that states you charge off loans as allowed by Japanese tax law only when specified conditions are met.

Response 2:

As further elaborated in response to the Staff’s comment # 3, the increase in charge-offs in fiscal 2005 related to the SFAS 114 impaired loans was mainly due to the sale of impaired housing loans. These housing loans were sold on a non-recourse basis. Also as further described in our response to the Staff’s comment # 6, although our disclosures specify that the Company charges off loans as allowed by Japanese tax laws only when specified conditions are met, we do not believe that such consideration of Japanese tax laws in establishing the Company’s accounting policy results in the Company’s charge-offs of loans in a manner that is inconsistent with U.S. generally accepted accounting principles.

We expect to add the following sentence to the first paragraph in “Provision for doubtful receivables and probable loan losses” on page 63 in future filings:

The increase in charge-offs in fiscal 2005 related to FASB Statement No. 114 impaired loans was mainly due to charges-offs related to the sale of impaired housing loans in March 2005.

Comment 3:

Segment Information, Real Estate-Related Financing, page 68

3.	We refer to the statement that there was in increase in fiscal 2005 in the provision for doubtful receivables and probable loan losses due to the sale of certain non-performing assets. In this regard, please tell us and disclose in future filings:

•	The nature and amount of the non-performing assets sold; the amount of the increase in the allowance attributable to the sale of these assets and the reasons why the allowance increased.

•	State whether the assets were sold on a recourse or a non-recourse basis. If they were sold on a recourse basis, disclose the amount of any recourse obligations recorded as required by paragraph 11 of SFAS 140 and where the liability is included in the financial statements.

Response 3:

In response to the first bullet point:

During fiscal 2005 we entered into a bulk sale of some non-performing housing loans which had an originated contractual balance of ¥13,964 million which, net of allowance for doubtful receivables, had a book carrying value of ¥5,341 million. We sold these loans for ¥657 million, resulting in the need to recognize further loss provisions of ¥4,684 million in connection with the sale.

Until fiscal 2004, our strategy was not to sell our originated loans but to hold on to them and attempt to collect them from borrowers. Accordingly, we would provide for allowance for such loans based mainly on historical charge-off ratios. In fiscal 2005, however, we decided to dispose of certain of the non-performing housing loans. This change in our strategy was aimed at improving the quality of our loan portfolio even if it were to result in larger losses from the sale than we would have expected from continuing to hold and collect the loans.

In future filings we expect to expand the disclosure of this sale on page 68 with the following:

In fiscal 2005, we sold on a non-recourse basis certain non-performing housing loans that amounted to ¥5,341 million, net of allowance for doubtful receivables and probable loan losses of ¥8,623 million. The sales amount was ¥657 million, resulting in an additional provision for doubtful receivables and probable loan losses of ¥4,684 million.

In response to the second bullet point:

All of these non-performing assets were sold on a non-recourse basis and, accordingly, no recourse obligation was recognized.

Comment 4:

Segment Information, Overseas Business Segments, The Americas, page 69

4.	Please tell us and disclose in future filings what you mean by resecuritization of CMBS. In addition, state the total amount of collateralized mortgage based securities (CMBS) sold; the monetary amount of the gains realized and how it was determined. If material, disclose in future filings your revenue recognition policies related to the resecuritization of investments in CMBS.

Response 4:

We use the phrase “resecuritization of CMBS” to describe transactions involving the pooling and the securitization of commercial mortgage-backed securities (“CMBS”) acquired by the Company. With respect to revenue recognition policies related to the resecuritization of investments in CMBS, we believe that those are covered by Note 1, Significant Accounting and Reporting Policies, item (k) relating to securitized assets on page F-12 of the 2005 Form 20-F.

In order to clarify the transaction, we expect to additionally disclose the following information on page 69 in future filings:

In fiscal 2005, we sold securities backed by commercial mortgage-backed securities, or CMBSs, held as investment in securities. We refer to such transaction as resecuritization. Through resecuritization, we received cash proceeds of ¥31,288 million. The aggregate book value of ¥62,691 million of resecuritized CMBSs was allocated to the sold and retained interests of ¥24,760 million and ¥37,931 million, respectively, based on their relative fair values. As a result, ¥6,528 million of gain was recognized in fiscal 2005. For more information, see Note 1, “Significant Accounting and Reporting Policies”, item (k) relating to “securitized assets” and Note 9, “Securitization Transactions.”

Comment 5:

Financial Statement for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

5.	Please tell us how you determined that you were not required to apply the requirements of Article 5.03 of Regulation S-X for the format of your statement of income.

Response 5:

We respectfully note that our statement of income has been prepared and presented in a format and with a level of detail which we believe is in compliance with the requirements of Article 5.03 of Regulation S-X. In connection with preparation of our annual filings we expect to continue to consider changes in materiality of service or product revenues and related expenses and provide further detail where we view that the quantitative thresholds under Article 5.03 are met or where for other reasons we believe that such expanded disclosure may be helpful to the reader.

Comment 6:

Note 1, “Significant Accounting Policies” page F-8

Note 1(g), “Allowance for doubtful receivables on direct financing leases and probable loan losses”, page F-10

6.	We refer to the following statement in the second paragraph on page F-11 regarding your accounting policies for charging off receivables:

•	Receivables are charged off when management believes the likelihood of any future collection is minimal.

•	The Company does not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

General response:

Our accounting policy with respect to charge-offs requires that doubtful receivables be charged off when it is determined that prospects for further recovery from the obligor are minimal. Our policy does not specify any arbitrary periods between delinquency and charge-off of a doubtful receivable, but requires management to apply judgment in assessing whether the receivables are uncollectible. For such determination, management considers various factors in assessing solvency and credibility of the obligor. Consideration of such factors is also required under Japanese tax laws to charge off an account. We believe that our charge-off policy is not inconsistent with that required under accounting principles generally accepted in the U.S., such as that prescribed in paragraph 9.34 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions. Thus, we further believe that there are no quantitative nor qualitative differences between our charge-off policy and U.S. accounting requirements.

In order to clarify the disclosure of our charge-off practice in future filings, we expect to modify our critical accounting policies discussion on page 43 of the 2005 Form 20-F by replacing the last two paragraphs in “Allowance for doubtful receivables on direct financing leases and probable loan losses” with the following paragraph:

Under our charge-off policy, we charge off doubtful receivables when it is determined that prospects for further recovery from the obligor are minimal. Our policy requires the exercise of management judgment in assessing when a customer receivable has become worthless and when charge-off is appropriate. In exercising such judgment management considers criteria set forth in Japanese tax laws which focus on objective characteristics evidencing worthlessness, such as creditor-negotiated restructurings, legal extinguishment or extended suspension of transaction with the obligor beyond one year. These considerations may result in our charge-off of doubtful receivables later than might be the case for companies in other jurisdictions where regulatory or tax policies may not require that a worthlessness assessment be reached prior to charge-off of the receivable. This potential difference in application of charge-off policy may result in our recognizing lower recoveries from charged-off receivables than might be experienced by reporting entities in other jurisdictions.

Simultaneously with the above modification, in order to avoid any misunderstandings, we expect to eliminate in future filings the last sentence in the second paragraph on page 52 of the 2005 Form 20-F that states, “we recognized that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases might have been lower than if we had taken charge-offs after they were past due for a specific arbitrary period.”

We also expect to eliminate the last sentence in the last paragraph on page 56 of the 2005 Form 20-F that states, “we recognized that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans might have been lower than if we had taken charge-offs after they were past due for a specific arbitrary period.”

Comment 6-a:

In this regard, please tell us and revise future filings, as applicable, to provide the following information:

a)	Explain to us and reconcile in future filings the statement that you charge off receivables when you believe the likelihood of future collection is minimal with the third paragraph on page 43 of your critical accounting policy “Allowance for doubtful receivables on direct financing leases and probably loans” that state you charge off loans as allowed by Japanese tax law only when specified conditions are met.

Response 6-a:

As discussed above, we believe that there is no inconsistency between the disclosure that (1) we charge off receivables when we believe the likelihood of future collection is minimal and that (2) we charge off loans as allowed by Japanese tax laws only when specified conditions are met. We expect, however, to modify our disclosure in future filings as described above to clarify our accounting policy in this area.

Comment 6-b:

b)	Tell us and disclose in future filings what are the specified conditions that must be met under Japanese tax law to charge-off receivables and how your charge-off recognition policy differs from U.S. regulatory guidelines and practices. Refer to paragraph 9.34 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions which requires that loans and trade receivables be charged off in the period in which they are deemed uncollectible.

Response 6-b:

As discussed above, we believe our charge-off policy is consistent with that required under accounting principles generally accepted in the U.S., such as that prescribed in paragraph 9.34 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions. With respect to specific conditions for charge-offs of receivables under Japanese tax laws, we propose to include in future filings an explanation that Japanese tax laws focus on objective characteristics evidencing worthlessness such as creditor-negotiated restructurings, legal extinguishment or extended suspension of transaction with the obligor beyond one year.

Comment 6-c:

c)	Revise your future filings to include a quantitative analysis or a qualitative description of what your charge-offs would have been for all periods presented if you had followed U.S. accounting practices for charge-offs as compared to the Japanese tax-based guidelines.

Response 6-c:

As discussed above, we believe that our charge-off policy is consistent with that required under accounting principles generally accepted in the U.S. and we expect that our proposed modification of the disclosure will clarify this matter. Accordingly, we believe that a quantitative analysis or a qualitative description of the charge-offs is not necessary.

Comment 6-d:

d)	Based on the methodological and quantitative differences between how you account for charge-offs using Japanese tax law and U.S. accounting requirements, tell us why you consider the allowance for loan losses for fiscal 2005 is reasonably stated in accordance with U.S. generally accepted accounting principles. Consider in your response your statement in the “Asset Quality of our Installment Loans” section on page 56 that you recognize that due to your charge-off policy, historical ratios as a percentage of the balance of your installment loans might have been lower if you had taken charge-offs after they were past due for a specific arbitrary period.

Response 6-d:

As discussed above, we believe that our charge-off policy is consistent with that required under accounting principles generally accepted in the U.S., such as that prescribed in paragraph 9.34 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions. We expect that the proposed modification of the disclosure will clarify this matter. We, therefore, believe that the allowance for probable loan losses as of March 31, 2005 is reasonably stated in accordance with U.S. generally accepted accounting principles.

Comment 7:

Note 10(d), “Business Transactions with Special Purpose Entities, SPEs for corporate rehabilitations support business:, page F-32.

7.	We refer to the “Strategy, Bolstering the Solid and Steadily Growing Profit Base” section on page 22 that states the Company is cooperating with regional financial institutions in Japan to establish regional corporate rehabilitation funds and other various measures related to business opportunities related to the final state of problem asset disposals. In this regard, please tell us and disclose in future filings:

Comment 7-a:

a)	Whether the creation of these consolidated SPEs for the corporate rehabilitation business are required by any regulatory Japanese authority as part of a plan to dispose of problem assets of troubled financial institutions. If so, disclose the terms of any required funding agreements to acquire and dispose of these troubled assets.

Response 7-a:

The creation of these consolidated SPEs is not required by any regulatory Japanese authority, and these are arms-length transactions. Accordingly, we believe no additional disclosure is necessary regarding the terms of any required funding agreements to acquire and dispose of troubled assets.

Comment 7-b:

b)	What are the other various measures that the Company is implementing related to acquiring these problem assets and the impact that implementing these measures will have on future operating results, liquidity and cash flow.

Response 7-b:

By “other various measures” we meant other means to acquire the problem assets originated by regional financial institutions. In fact, the only other means employed was to directly acquire the assets from regional financial institutions without establishing rehabilitation funds. There are no obligations requiring us to fulfill specific actions or make investments in the problem assets. Thus, the impact of directly acquiring problem assets toward future operating results, liquidity and cash flow is not unusual in nature.

In order to avoid any misunderstandings, we expect to modify the disclosure on page 22 of the 2005 Form 20-F in future filings as follows:

In the Real Estate-Related Finance segment, we are cooperating with regional financial institutions in Japan to establish regional corporate rehabilitation funds for their problem assets and also directly acquiring problem assets from those institutions in order to strengthen our capabilities to capitalize on business opportunities associated with the disposal of problem assets.

Comment 7-c:

c)	How these acquired problem loans acquired have been accounted for and valued in accordance with SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.

Response 7-c:

SOP 03-3 became effective for loans acquired in fiscal years beginning after December 15, 2004, with early application encouraged, but not required. We decided not to apply SOP 03-3 in fiscal 2005 since it was not required for that year which began on April 1, 2004. Thus, we accounted for acquired problem loans using the cost recovery method as prescribed in Practice Bulletin 6, which was effective in fiscal 2005.

Comment 8:

Note 30, “Segment Information”, page F-66

8.	We refer to the statement in footnote (1) on page 66 of the “Segment Information” section of MD&A that the Company believes discontinued operations are part of regular real estate operations and are therefore included in segment profits. In this regard, please explain the following:

Comment 8-a:

a)	Tell us why this disclosure regarding the real estate segment is not included in the real estate segment disclosure on page F-68. Explain to us why you refer only to the real estate segment considering other reportable segments on page F-68 have includes discontinued operations as part of their segment disclosure.

Response 8-a:

As explained in Note 24 on page F-56, the disposition of certain leased real estate is required to be accounted for as discontinued operations pursuant to SFAS 144. This results in our reporting some revenues arising from asset dispositions which we consider to be in the ordinary course of our business as arising from discontinued operations. In Note (1) to the table on page 66, we intended to explain that, consistent with this management view of such disposition, discontinued operations derived from real estate operations are included in the segment information. In fact, most of our segments have certain businesses related to real estate, such as the rental of office buildings, and five of the segments listed in the table on page F-67 include real estate-related operations we classified as discontinued operations in our consolidated statements of income on page F-5.

In order to clarify the footnote disclosure, we expect to modify Note (1) on page 66 in future filings as follows:

(1)	Segment figures reported in the table above include operations classified as discontinued operations in the accompanying consolidated statements of income.

Further, in order to clarify the fact that segment figures include discontinued operations, we expect to include in future filings the same footnote explanation to the tables on pages F-67 and F-68.

Comment 8-c:

c)	Tell us the basis under U.S. generally accepted accounting principles why you have included as part of segment profits in the reconciliation of segment totals to consolidated financial statements amount on page F-69 the discontinued operations of segments. Consider in your response that paragraph 32 of SFAS 131 excludes discontinued operations as part of the reportable segments measure of profit or loss.

Response 8-c:

Since discontinued operations are included in the management information used by management of the Company acting as the chief operating decision makers to measure each segment’s operations, we provided the segment information on pages F-67 and F-68 that includes discontinued operations. In accordance with paragraph 32 of SFAS 131, we also provided a reconciliation of the segment totals to the consolidated financial statement amounts on page F-69. We believe that segment information required by SFAS 131 should be consistent with that used by the chief operating decision makers, and thus, the segment information is disclosed as required under the provisions of SFAS 131.

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2005 Form 20-F, please do not hesitate to contact Tadao Tsuya of ORIX Corporation in Tokyo (Tel: +81-42-528-5916; Fax: +81-42-528-5042) or Theodore Paradise of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Shunsuke Takeda
Shunsuke Takeda
Chief Financial Officer, ORIX Corporation

cc:	Tadao Tsuya
ORIX Corporation
Noriaki Habuto
KPMG AZSA & Co.
Theodore A. Paradise, Esq.
Tomohiko Oshikawa, Esq.
Fumiko Yokoo, Esq.
Davis Polk & Wardwell, Tokyo Office